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THOMAS WARDELL (404) 527-4990		EMAIL ADDRESS twardell@mckennalong.com

October 19, 2009

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549-6010
Attn:  Craig Arakawa

Re:	Songzai International Holding Group Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 Filed March 30, 2009 SEC Comment Letter Dated September 18, 2009 File No. 333-66994

Dear Mr. Arakawa:

On behalf of Songzai International Holding Group Inc. (the “Company” or “Songzai”), set forth below are the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated September 18, 2009.  We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response.  References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

Form 10-K for the year ended December 31, 2008

1.
Please include an explanatory note at the forepart of your amended filing to inform readers of the reasons for filing amendment and identifying those sections of the filing where further details are presented.

Response:  In response to the Staff’s comment, Songzai has included an explanatory note at the forepart of its Amendment No. 1 on Form 10-K/A for the year ended December 31, 2008.

2.
We note that you have not filed an Item 4.02 Form 8-K to apprise investors that previously issued financial statements should no longer be relied upon due to the errors that have been identified and which you have agreed to correct.  The current report on Form 8-K was due within four days of this event, as explained in General Instruction B.  We ask that you immediately comply with your reporting obligations under Rule 15d-11 of Regulation 15D.  We ask that you also remind your auditors of their responsibility to take action as prescribed under AU §§561.06 through 561.09.

Securities and Exchange Commission
Division of Corporation Finance
Attn:  Craig Arakawa
October 19, 2009

Response:  Songzai filed an Item 4.02 Form 8-K on September 24, 2009, apprising investors that previously issued financial statements should no longer be relied upon due to the errors that have been identified and which the Company would correct in subsequent filings.

3.	Tell us why you have indicated on the cover of your filing that your shares are registered under § 12(g) of the Exchange Act as this is not consistent with our records.

Response:  The Commission’s records are correct and the cover of the filing has been corrected.

Business, page 4

Our Mining Operations, page 4

4.
Please modify the heading on each tale of recoverable reserves shown on page 11 to add the effective date of the estimate (which differs from the date of the report) and to eliminate the word extracted from the description as we understand the estimates characterize the deposits rather than production for any given period.

Please also add a table that reconciles the total estimates of proven and probable reserves at these earlier dates to the estimates as of December 31, 2008 that currently reside in the eight paragraph on page 7 and the third-from-last paragraph on page 8, for each mine.  This table should show correlation with the production figures on 10.

Finally, in all instances where you present a table of in-place resources, as on pages 7 and 8, also include a table of the reserves estimated in accordance with Industry Guide 7 that are associated with those mines as of year-end, with equal prominence.

Response:  In response to the Staff’s comment, Songzai has amended the disclosure as requested and will continue with this type of amended disclosure in future filings.

Securities and Exchange Commission
Division of Corporation Finance
Attn:  Craig Arakawa
October 19, 2009

Controls and Procedures, page 36

5.
Given that you concluded that your internal control over financial reporting was not effective as of December 31, 2008; also considering the extent of errors in your financial statements, we believe that you should add disclosure clarifying that your disclosure controls and procedures were not actually effective as of December 31, 2008.

Response:  We understand that the identification of material weaknesses in internal control over financial reporting and the extent of changes to the financial statements required to resolve the Comments suggest a need to review the Company’s disclosure controls and procedures and their effectiveness.  But the disclosure suggested by Comment 5 posits a legal conclusion – that weaknesses in internal control and the changes to the financial information establish that the disclosure controls and procedures were not effective.  The changes to the financial statements are primarily driven by two things: the appropriate accounting treatment for the acquisition of Xing An and the development of adequate, and full, disclosure that accommodated both Industry Guide 7 and the elements of appraisals and mining rights as described in the documents issued by agencies in the PRC.  These were both topics of extended discussion and consideration of several varying positions by both the Staff and the Company during this extended period.  The identified weaknesses in internal control all relate to improvements and enhancements to the accounting function.

While each of these is serious and has been taken seriously by the Company, their resolution has not produced any new information nor revealed either material omissions or material information previously undisclosed.  The purpose of disclosure controls and procedures is to bring to the surface material information; we believe that the items identified in Comment 5 do not establish that this purpose was not met.  The Company has reviewed again its disclosure controls in place at the time of the certification and continues to believe its certification was appropriate.  Further, to include the statement the Staff believes should be included is to suggest, if not acknowledge, that management was not truthful in certifying as it did.  The difficulty of this situation is intensified by the fact that there is neither a knowledge qualifier nor a clearly defined set of standards for disclosure controls and procedures.  We therefore have not included such a statement and respectfully request that the Company not be asked to do so.

Financial Statements

General

6.
Please label all columns or line items having restated information in your financial statements as “restated” and include a note to your financial statements with the error correction disclosures required by paragraph 26 of SFAS 154, including a discussion of the reasons for the changes in purchase price, DD&A and ARO plus a reconciliation of the as previously reported to restated amounts for each significant line item in your financial statements.  Additionally, please obtain and file an updated audit report covering the restated financial statements.  We expect that report will need to include dating and reference to the restatement note in accordance with AU §§530.07 and 561.06(a).

Securities and Exchange Commission
Division of Corporation Finance
Attn:  Craig Arakawa
October 19, 2009

Response:  In response to the Staff’s comment, Songzai has labeled financial statements as “restated” and included a note to the financial statement to disclose the error corrections as required by paragraph 26 of SFAS 154, as well as a reconciliation of the as previously reported amounts to restated amounts for each significant line item in its financial statements.  An updated audit report has also been included in Amendment No. 1 on Form 10-K/A for the period ended December 31, 2008.

Note 2 – Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-9

7.
Please modify your policy disclosure as necessary to clarify your accounting for coal received from other mining companies in completing the purchase and sales of these quantities and recognizing these transactions in your financial statements.  Please be sure to address the timing of coal purchases in relation to these sales, and custody of the coal between these transactions and during shipment between points of conveyance.

Response:  In response to the Staff’s comment, Songzai has modified its disclosure to clarify its accounting for coal received from other mining companies.

Note 6 – Prepaid Mining Right, page F-14

8.
Please add disclosure along with your table of payment due dates for mining rights clarifying the extent to which all amounts that are necessary to secure the entire deposit associated with the PRC and Industry Guide 7 estimates located elsewhere in the filing have been paid as of December 31, 2008.  We understand these amounts have been fully paid as of year end, based on your other disclosures.

Response:  The extent to which all amounts that are necessary to secure the entire deposit for the reserve estimates have been paid as of December 31, 2008 was disclosed in “prepaid mining rights” as follows:  As of December 31, 2008, the total quantity of coal that the Company is entitled to extract under the mining rights of Xing An and Tong Gong is 25,931,500 tons.  The Company has paid for 25,165,295 tons and at December 31, 2008 owed for 766,205 tons of coal at RMB 8 ($1.17) per ton, a total of $893,664, which must be paid by September 30, 2017.

Securities and Exchange Commission
Division of Corporation Finance
Attn:  Craig Arakawa
October 19, 2009

9.
We note that you have presented changes in the prepaid mining right accounts as adjustments to net income in arriving at operating cash flows on page F-5.  The guidance in EITF 04-2 clarifies that your mining rights should be reported as a separate component of property, plant and equipment; and the guidance in paragraph 17(c) of SFAS 95 would require cash expenditures for such assets to be reported as investing cash flows.

Given the foregoing the following revisions appear to be necessary.

a.	Revise your balance sheets on page F-3 to position the entire mining right balance as a component of property, plant and equipment; without separation of any portion as current.

b.	Revise your statements of cash flows on page F-5 to eliminate fluctuations in the mining right accounts; and to show only the cash expenditures for mining rights each period as investing cash outflow.

c.
Revise the table under this heading to eliminate differentiation based on current and non-current characterizations; also to correct the quantities in the December 31, 2008 total column to reflect a proper summation of details.

You may find the guidance in paragraph 6 of Section A of Chapter 3 of ARB 43 helpful in understanding our position as outlined above.

Response:  In response to the Staff’s comment, Songzai has (a) revised the balance sheet to position prepaid mining rights within property, plant and equipment, but as a separate line item under the “noncurrent assets” section as an individual line item because the amount is material, (b) revised the cash flow statement to reclassify the cash expenditure for mining rights as investing activities and (c) revised the table under this heading to eliminate current and noncurrent characterizations and corrected the quantities in the December 31, 2008 total column.

10.
We note you have added disclosure stating that you amortize mining rights “...by using total mining rights the Company is committed to pay divided by total salable reserves determined under industry guide 7.” Please modify as necessary to differentiate between the costs of mining rights and the actual mining rights; also to explain how costs of mining rights not yet incurred have been factored into your amortization computation if that is the case.  We understand from previous correspondence during this review that such costs are not known until you are ready to make payment.

Please also clarify in this disclosure and similar disclosure elsewhere in your filing, as in the last paragraph on page F-8, that amortization is calculated for each mine according to its production during the period in relation to its reserves, using estimates of proven and probable reserves at the beginning of the period, based on the guidelines in Industry Guide 7, provided this would be an accurate description of your approach.

Securities and Exchange Commission
Division of Corporation Finance
Attn:  Craig Arakawa
October 19, 2009

On a related point, we see your disclosure on page F-8 stating that amortization of your asset retirement obligation “...is recorded on a straight-line basis over the estimated useful lives of the fixed amount of coals that we are entitled to extract.” We expect your amortization approach for the asset retirement obligation would need to be similar to that taken for the mining rights to comply with paragraph 11 of SFAS 143.

Response:  In response to the Staff’s comment, Songzai has modified the disclosure of amortization of mining rights for the “total cost of mining rights, and explained how cost of mining rights not yet paid have been determined and factored into our amortization computation.  Songzai has also clarified in this disclosure how the amortization is calculated.  We’ve revised our amortization approach for the asset retirement obligation to be similar to that taken for the mining rights.

Note 18 – Reverse Acquisition, page F-20

11.
We note your response to prior comment 5, regarding your application of reverse merger accounting for the acquisition of Songzai and see that you have amended the purchase price to exclude the $30 million payable to shareholders of Xing An.  We agree with your characterization of this amount under this heading as a dividend payable.

However, you have not adjusted your statement of stockholders’ equity on page F-6 to reflect the revised purchase price in the line item labeled “Recapitalization on reverse acquisition with Xing An coal mines” as we would expect; although we see that you have included the $30 million as a credit to APIC in the line labeled “cash consideration payable to selling shareholders,” a presentation with which we do not agree.

We believe that you will need to amend your statement of stockholders equity to move the $30 million adjustment between these two line item so that your revised purchase price agrees with the total shown on the line item labeled “Recapitalization on reverse acquisition with Xing An coal mines” and so that the $30 million dividend payable is clearly shown as a deduction to stockholders’ equity.

Since you are accounting for the merger as a reverse acquisition, whereas the shareholders of Songzai before the transaction are regarded as the selling shareholders, please also revise the caption “cash consideration payable to selling shareholders” to “dividend payable to the Xing An shareholders” or similar language.

Securities and Exchange Commission
Division of Corporation Finance
Attn:  Craig Arakawa
October 19, 2009

Response:  In response to the Staff’s comment, Songzai has adjusted its statement of stockholder’s equity on F-6 to reflect the revised purchase price in the line item labeled “Recapitalization on reverse acquisition with Xing An coal mines” and $30 million dividend payable is clearly shown as a deduction to stockholder’s equity.  Songzai has revised the caption for “dividend payable to the Xing An shareholders.”

12.
On a related point, we note that you have various references to purchase consideration associated with the reverse merger in the filing, such as “an aggregate purchase price of thirty million dollars and 80,000,000 shares,” as appears in the third paragraph on page F-7, or “Songzai issued 8 million shares of its common stock and promissory notes totaling $30 million to the Selling Shareholders” and “repaid $18 million to the Selling Shareholders” in the first paragraph on page F-16.  There are comparable representations on pages 29, 33 and 35 in MD&A.

Please revise these disclosures and all similar disclosures that fail to distinguish between the legal and accounting perspectives associated with your accounting for the transaction as a reverse merger.  Any references to selling shareholders should generally correspond to the shareholders of Songzai prior to the transaction, unless the context dictates otherwise and this is clarified in the accompanying text.  The $30 million payable should not generally be described as purchase consideration, nor should the 8 million shares.  Any disclosures about payments or partial payments of the $30 million payable should not be construed as repayments as these funds did not originate by way of a loan to the company, nor should such disclosures identify the recipients as selling shareholders.

Please also ensure your disclosures convey that due to the reverse merger accounting determination, the number of shares of Songzai outstanding just prior to the transaction, being 400,000 Series A preferred shares and 6,932,582 common shares, are regarded as the purchase consideration.  Please also add disclosure under this heading clarifying that your purchase price computation is based on these number of shares, if true.  If this is not the case, further revisions to the purchase price computation will be necessary.

Response:  In response to the Staff’s comment, Songzai has revised all related disclosures regarding the reverse acquisition to distinguish between the legal and accounting perspectives associated with its accounting for the transaction as a reverse merger including clarification of references to shareholders, to the payment of a dividend or the issuance of the shares as purchase consideration.  We have also added disclosure clarifying that the purchase price computation is based on the shares outstanding of Songzai prior to the acquisition.

Securities and Exchange Commission
Division of Corporation Finance
Attn:  Craig Arakawa
October 19, 2009

13.
Please provide us with the schedule underlying your pro forma information presented on page F-21, showing how the activity for each entity has been derived and explaining your rationale and methodology in computing any adjustments.

Response:  In response to the Staff’s comment, Songzai has attached its schedule underlying its pro forma information as was presented on page F-21.

Note 19 – U.S. Parent Company Only Financial Statements, page F-22

14.
Given that your financial statement presentation regards Xing An as the accounting acquirer in your April 4, 2008 merger, the business operations depicted for periods earlier than this date are not be associated with the legal parent.  Therefore, parent-only amounts as of December 31, 2007 should be removed and there is no need for statements of operations or cash flows of the parent-only for either period as this is not contemplated under FRC §213.02 or Rule 4-08(e) of Regulation S-X.

Response:  In response to the Staff’s comment, Songzai has revised note 19 to remove the parent company only balance sheet as of December 31, 2007 and statement of operations and cash flows.

Exhibits

15.
We note that the introductory paragraph under Item 4 and the text of paragraph 4(b) in your Section 302(a) Certifications located at Exhibits 31.1 and 31.2 do not conform with the language specified in Item 601(b)(31) of Regulation S-X.  Please revise your certifications to include the appropriate representations; these will need to be updated at the time of filing your amendments to comply with Rule 12(b)-15 of Regulation 12B.

Response:  In response to the Staff’s comment, Songzai has revised its certifications to include the appropriate representations.

Form 10-Qs for the Quarters Ended March 31, June 30, and September 30, 2008

16.
Please submit draft amendments to your interim reports for the quarters ended March 31, 2009 and June 30, 2009, revised as necessary to be consistent with the restatement of your annual financial statements.

Response:  In response to the Staff’s comment, Songzai has submitted draft amendments to our interim reports for the quarters ended March 31, 2009 and June 30, 2009 to be consistent with the restatement of our annual financial statements.

Securities and Exchange Commission
Division of Corporation Finance
Attn:  Craig Arakawa
October 19, 2009

Engineering Comments

Business, Page 4

17.
We note that you make various statements indicating that you believe the amount of coal estimated through the PRC mining right appraisal process presents a more accurate picture than the proven and probable reserves estimated by the independent mining and geological consulting firm that you hired to prepare these estimates based on the guidelines in Industry Guide 7.  We also note that you make various statements indicating that this information is provided for informational purposes only, to comply with SEC filing requirements, and has no bearing on your actual mining operations.

We understand that in-place estimates based on PRC guidelines are utilized in computing the cost of your mining rights and we do not object if you wish to report these measures as having some correlation to the quantities which may eventually be mined.  However, based on the information in the reports that you have provided during this review, also consistent with our phone discussion with you on September 3, 2009, including the independent engineering team that you hired to estimate your proven and probable coal reserves in accordance with Industry Guide 7, you have not demonstrated with a high degree of certainty your ability to mine coal from the areas covered by your licenses in excess of the estimates that are based on the guidelines in Industry Guide 7.

Accordingly, you will need to revise many of the disclosures in your filing to present information about these differing estimates of coal in a more informative and balanced manner.  For example, you may state that these estimates are not directly comparable and that the estimates based on the Industry Guide 7 guidelines may provide international investors with a more familiar reserve estimate by which to evaluate your company.  You may also state that your management relies on the in-place estimates based on PRC guidelines to calculate the costs of your mining rights.

We have identified the following disclosure excerpts which will require modification, deletion or revision because they do not properly reflect the significance of the proven and probable reserve estimates based on the guidelines in Industry Guide 7, or do not properly reflect the arrangement underlying your mining rights with the PRC authorities.

Securities and Exchange Commission
Division of Corporation Finance
Attn:  Craig Arakawa
October 19, 2009

Examples of disclosure that improperly dismiss the importance of proven and probable reserve estimates:

“a more accurate picture” – fifth paragraph on page 7;

“reserve amounts have no bearing on our actual mining operations” – first paragraph on page 11;

“for informational purposes only” – first paragraph on page 11;

Examples of disclosure that improperly suggest entitlement or assurance or guarantee of quantities that will be produced from the mines, based on estimates of in-place quantities utilized in determining the cost of your mining rights.

“metric tons granted” – table on page 7 (revise to indicate metric tons upon which cost of mining rights are based);

“right to extract” – fourth paragraph on page 7; fifth paragraph on page 8;

“paid for all 19,781,800 tons” – fifth paragraph on page 8 (revise to clarify that the costs of your mining rights were based on an in-place estimate of this quantity under PRC guidelines);

“the amount of coal we can extract” – sixth paragraph on page 8;

“estimated their resources at” – second paragraph on page 9 (clarify that these are in-place estimates);

“authorized to extract” – third paragraph on page 9 (clarify that your licenses only entitle you to mine in certain areas, and place an annual limitation on the amount of coal that you may produce from these areas);

“paid to extract a certain amount of coal” – fifth paragraph on page F-8 (the quantity of coal that you will be able to extract is not certain);

“the fixed amount of coals that we are entitled to extract” – seventh paragraph on page F-8;

“paid for extracting a certain amount of coal” – Note 6, page F-14; “tonnes granted” – table on page F-15;

“tonnes of coal that it is entitled to acquire” – first paragraph on page F-15;

Securities and Exchange Commission
Division of Corporation Finance
Attn:  Craig Arakawa
October 19, 2009

“coal that the Company is entitled to extract” – fourth paragraph on page F-15;

Please contact us by telephone if you require further guidance or clarification on the course of action necessary or appropriate to resolve these disclosure issues.

Response:  In response to the Staff’s comment, Songzai has amended the disclosure as requested.

*     *     *     *     *

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff.  Please do not hesitate to contact the undersigned by telephone at our Los Angeles office (213) 243-6130, or by facsimile at (213) 243-6330, or at our Atlanta office by telephone at (404) 527-4990, or by facsimile at (404) 527-4198.

Very truly yours,

Thomas Wardell